

40 - 33

Branch 18
811-01474
Invesco Stock Funds

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.





05060948



SEC MAIL PROCESSING
RECEIVED
MAY 23 2005
WASH. D.C. 209 SECTION

May 16, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of a **Stipulated Amendment to Scheduling Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Calderon v AVZ\Corr\L-051605SEC.doc
051605 (1) vtt

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND


RECEIVED
PROCESSING
MAY 2 3 2005
SECTION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION [All Tracks]	04-md-15862 (AMD) Case Nos. 04-MD-15861 04-MD-15862 04-MD-15863 04-MD-15864

STIPULATED AMENDMENT TO SCHEDULING ORDER

WHEREAS, the plaintiffs in the following ERISA actions (the "ERISA Actions") have requested and defendants do not oppose a modification to the existing briefing schedules in response to defendants' motions to dismiss, all of which motions have already been filed:

Martine Stansbery Jr. v. XA Financial, Inc., et al., Civil Action No. 1:04-CV-00586, Civil No. 1:04-md-15862-01;

Katrina McKoy v. Bank of America Corporation, et al., Civil Action No. 1:04-CV-00867, Civil No. 1:04-md-158642-03;

Lenore Zarate v. Bank One Corporation, et al., Civil Action No. 1:04-CV-00830, Civil No. 04-md-15863-05;

Delon Brown v. Janus Capital Group Inc., et al., Civil Action No. 1:04-CV-00809, Civil Action No. 1:04-md-15863-03;

Barbara C. Walsh v. Marsh & McLennan Companies, Inc., Civil Action No. 1:04-CV-00888, (In re Marsh & McLennan ERISA Litig., Master File No. 03 CV 8893 (LAK) (S.D.N.Y.), 1:04-md-15863-06.

Anita Walker v. Massachusetts Financial Services Company, et al., Civil No. 1:04-CV-01758, Case No. 1:04-md-15863-04;

Jessica Corbett v. Marsh & McLennan Companies, Inc., et al., Civil Action No. 1:04-CV-00883, (consolidated into In re Marsh & McLennan ERISA Litig., Master File No. 03 CV 8893, 1:04-md-15863-06);

Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824, Case No. 04-md-15864-01;

Brian Flynn v. Strong Capital Management, Inc. et al., Civil Action No. 1:04-CV-00949, Case No. 1:04-md-15864-03;

It is ORDERED THAT:

Responses to Motions to Dismiss

July 1, 2005 Deadline for plaintiffs to file oppositions

August 19, 2005 Deadline for defendants to file replies

September 21, 2005 Hearing at 10:00 A.M.

IT IS SO ORDERED:

Dated: ______________________________

____
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

Dated: ______________________________

____
CATHERINE C. BLAKE
UNITED STATES DISTRICT JUDGE

Dated: ______________________________

____
ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

Stipulated and Agreed to:



Robert I. Harwood
Samuel K. Rosen
Wechsler Harwood LLP
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400

Counsel for ERISA Plaintiffs



Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Tel.: (202) 955-8500

Liaison on behalf of Defendants' Steering Committee

CERTIFICATE OF SERVICE

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on May 4, 2005, I served the foregoing **STIPULATED AMENDED TO SCHEDULING ORDER** in the within actions, by causing a true and correct copy of the same to be electronically mailed to counsel for defendants on the attached service list.



Cary Savitz

Defendants In Mutual Fund ERISA Litigation

Stansbery v. Alliance Capital	Margaret Synder, Esq. Clifford Chance 2001 K Street, N.W. Washington, D.C. 20006 (202) 912-5000
McKoy v. Bank of America	George C. Covington, Esq. Med Gibbs Cox, Esq. Kennedy Covington Hearst Tower, 47th Floor 214 Tryon Street Charlotte, NC 28202 (704) 331-7505
Calderon v. AMVESCAP PLC	Eric J. Moutz, Esq. Hogan & Hartson 1200 Seventeenth St. Denver, CO 80202 (303) 899-7300 Robert N. Schwartz, Esq. Maura K. Monaghan, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000 Marc E. Kasowitz, Esq. Daniel J. Fetterman Kasowitz, Benson, Torbes & Friedman LLP 1633 Broadway New York, NY 10019 (212) 506-1700 [For Raymond Cunningham only]

Case	Counsel
Corbett v. Marsh McLennan et al. Walsh v. Marsh McLennan, et al.	William J. Sushon, Esq. O'Melveny & Meyers LLP Times Square Tower Seven Times Square New York, NY 10036 (212) 326-2000
Walker v. Massachusetts Financial Services Company et al.	Christina N. Davilas, Esq. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 (617) 951-8000
	James C. Rehnquist, Esq. Goodwin Procter LLP Exchange Place Boston MA 02109 (617) 570-1000 [For Jeffrey Shames only]
Brown v. Janus Capital Group, Inc.	Robert C. Myers, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000
	J. Gregory Whitehair, Esq. Gibson, Dunn & Crutcher LLP 1801 California Street, Suite 4100 Denver, CO 80202 (303) 313-2845 [For Janus Capital Group, Inc. only]
Zarate v. Bank One Corporation et al.	Daniel J. Kramer, Esq. Paul , Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Flynn v. Strong Capital Management, Inc.

Amanda J. Schreiber, Esq.
Sullivan & Cromwell, LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Stephen L. Knowles, Esq.
Gonzalez, Saggio & Harlan, L.L.P.
225 East Michigan, 4th Floor
Milwaukee, Wisconsin 53202
(414) 277-8500
[For Strong Capital Management only]